Exhibit (a)(5)(i)

FOR IMMEDIATE RELEASE

Contacts:

Investors

Bob Okunski

408-240-5447

Bob.Okunski@sunpower.com

Media

Sarah Spitz

832-444-7151

Sarah.Spitz@sunpower.com

SunPower Announces Cash Tender Offer for Outstanding 0.875% Convertible Debentures due 2021

Total SE to Participate in Tender Offer

SAN JOSE, Calif., November 24, 2020 — SunPower Corporation (NASDAQ:SPWR) (the “Company” or “SunPower”) today announced a tender offer (the “Offer”) to purchase any and all of its outstanding 0.875% Convertible Senior Debentures due 2021 (CUSIP No. 867652 AJ8) (the “Convertible Debentures”). As of November 23, 2020, there were $301,583,000 aggregate principal amount of the Convertible Debentures outstanding.

Upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated November 24, 2020 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), the Company is offering to pay, in cash, an amount equal to $1,000 for each $1,000 of principal amount of Convertible Debentures tendered, plus accrued and unpaid interest up to, but not including, the date of payment for the Convertible Debentures accepted in the Offer. The Offer will expire at 12:00 midnight, New York City time (the last minute of the day), on December 22, 2020, unless extended or earlier terminated (such date and time, as the same may be extended, the “Expiration Time”).

The Offer is not conditioned on any minimum amount of Convertible Debentures tendered, but is conditioned upon the satisfaction of certain customary conditions, as more fully described in the Offer to Purchase and Letter of Transmittal. The Company expressly reserves the right for any reason, subject to applicable law, to extend, abandon, terminate or amend the Offer. Any Convertible Debentures purchased pursuant to the Offer will be cancelled, and those Convertible Debentures will cease to be outstanding.

Subject to the satisfaction or waiver of the conditions to the Offer, Convertible Debentures that have been validly tendered and not validly withdrawn at or prior to the Expiration Time will be accepted for purchase promptly following the Expiration Time. The Company expects to fund purchases of Convertible Debentures tendered in the Offer with cash on hand, including the cash proceeds from sales in the fourth quarter of 2020 of up to one million of its shares of Enphase Energy, Inc. common stock.

As of the launch of this Offer, Total Solar INTL SAS, an affiliate of Total SE, of which the Company is a majority-owned subsidiary (“Total”) held $193,561,000 principal amount of the Convertible Debentures and has indicated that it will participate in the Offer.

The complete terms and conditions of the Offer are set forth in the Offer to Purchase and Letter of Transmittal that are being sent to holders of the Convertible Debentures. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Offer, D.F. King & Co., Inc., by calling (866) 856-3065 (toll-free), (212) 269-5550 (collect) or by email at sunpower@dfking.com.

SunPower has retained BofA Securities, Inc. to act as sole dealer manager in connection with the Offer. For questions concerning the terms of the Offer, BofA Securities, Inc. may be contacted by phone at (980) 387-9534 or by email at debt_advisory@bofa.com.

Important Information Regarding the Tender Offer

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any or all of the Company’s outstanding 0.875% Convertible Senior Debentures due 2021. The Offer will be made solely by the Offer to Purchase, Letter of Transmittal and related materials, as they may be amended or supplemented. Holders of Convertible Debentures should read the Company’s Offer statement on Schedule TO filed with the SEC in connection with the Offer, which will include as exhibits the Offer to Purchase, Letter of Transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, holders may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the Offer.

This press release does not set forth all of the terms and conditions of the Offer. Holders should carefully read the Offer to Purchase, Letter of Transmittal and related materials, for a complete description of all terms and conditions before making any decision with respect to the Offer. None of the Company, its management, its board of directors, its officers, the dealer manager, the depositary, the information agent or the trustee with respect to the Convertible Debentures, or any of their respective affiliates, makes any recommendation that holders tender or refrain from tendering all or any portion of the principal amount of their Convertible Debentures, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Convertible Debentures and, if so, the principal amount of Convertible Debentures to tender.

About SunPower

Headquartered in California’s Silicon Valley, SunPower (NASDAQ:SPWR) is a leading Distributed Generation Storage and Energy Services provider in North America. SunPower offers the only solar + storage solution designed by one company that gives customers complete control over energy consumption, delivering grid independence, resiliency during power outages and cost savings to homeowners, businesses, governments, schools and utilities. For more information, visit www.sunpower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the anticipated tender offer, including Total SE’s participation therein and the source of funds to be used for purchase. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, challenges in executing transactions and managing stakeholder relationships. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (SEC) from time to time, including our most recent reports on Form 10-K and Form 10-Q, particularly under the heading “Risk Factors.” Copies of these filings are available online from the SEC or on the SEC Filings section of our Investor Relations website at investors.sunpower.com. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

©2020 SunPower Corporation. All rights reserved. SUNPOWER and the SUNPOWER logo are trademarks or registered trademarks of SunPower Corporation in the U.S.

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